UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number:  001- 33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

Aethrion Center
40 Ag. Konstantinou Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Form 6-K supersedes the Form 6-K filed with the Securities and Exchange Commission by Euroseas Ltd. (the “Company”) on May 22, 2009 in its entirety.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management’s Discussion and Analysis of Financial Condition and Results of Operation and interim unaudited financial statements and related information and data of the Company as of and for the quarter ended March 31, 2009.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, filed on July 2, 2008, Registration No. 333-152089, and the Company's Registration Statement on Form S-8, as amended, originally filed on December 18, 2007, Registration No. 333-148124.

Exhibit 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended March 31, 2009 compared to three months ended March 31, 2008.

Voyage revenues. Voyage revenues for the three month period ended March 31, 2009 were $15.92 million, down 53.8% compared to the same period in 2008 during which voyage revenues amounted to $34.47 million. This decrease was primarily due to the lower charter rates our vessels achieved in 2009 as compared to 2008, due to the significant decline in rates in both the drybulk and containership markets. In the first three months of 2009, we operated an average of 15.70 vessels, a 4.7% increase over the average of 15.00 vessels we operated during the same period in 2008. Our fleet of 15.70 vessels had no unscheduled off-hire days throughout the period but 106 laid-up days as two of our vessels, M/V Artemis and M/V Despina P were laid-up for the entire and part of the period, respectively.  We had 84.2 commercial offhire days and 13.1 operational offhire days.  While employed, our vessels generated a time-charter equivalent (“TCE”) rate of $12,684 per day per vessel compared to $25,723 per day per vessel for the same period in 2008 (see calculation in table below).  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter as it happened with 2 of our vessels where we agreed to lower the charter rate in exchange for a longer charter period), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.  Charter rates in the three months of 2009 were significantly lower compared to the first three months of 2008. Our vessels that operated in the spot market or came off time charter contracts and had to be re-chartered were negatively influenced by the depressed market levels during the first quarter of 2009 and had to incur commercial offhire time.

	Three Months Ended
	March 31, 2008	March 31, 2009
Voyage revenues	$34,470,703	$15,921,044
Voyage expenses	(1,215,291)	(577,341)
Time-Charter Equivalent (“TCE”) revenues	$33,255,412	$15,343,703
Voyage days generating revenues	1,292.8	1,209.7
Time-Charter Equivalent Rate (per day)	$25,723	$12,684

Commissions. Commissions for the three month period ended March 31, 2009 were $0.61 million. At 3.8% of voyage revenues, commissions were lower than in the same period of 2008 during which they accounted for 4.8% of our revenues. The main reason for this reduction is that voyage revenues in 2009 include a larger contribution from vessels employed in pools where third party commissions are paid at the pool level (we had two vessels operating in pools during the first quarter of 2009 compared to one during the same period of 2008).

Voyage expenses. Voyage expenses for the three month period ended March 31, 2009 were $0.58 million related to expenses for certain voyage charters compared to $1.22 million for the same period of 2008. Because our vessels are generally chartered under time charter contracts, voyage expenses represent a small fraction (3.6% and 3.5% during the first quarter of 2009 and 2008, respectively) of voyage revenues.

Vessel operating expenses. Vessel operating expenses were $6.25 million during the first quarter of 2009 compared to $6.31 million for the same period of 2008.  This difference, despite the higher number of vessels that we operated in the first three months of 2009, was due to the fact that our two vessels which were at least partly laid-up in 2009 incurred lower costs while laid-up.  Daily vessel operating expenses per vessel decreased between the two periods to $4,422 per day in the first three months of 2009 compared to $4,623 per day during the same period of 2008, a 4.35% decrease, reflecting the reduced expenses for the laid-up vessels and easing of cost increase pressures from higher crew and lubricant costs and higher exchange rate of the Euro and other currencies with respect to the U.S. dollar that were present during most of 2008.

Management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During the first three months of 2009, Eurobulk charged us 655 Euros per day per vessel totalling $1.18 million for the period, or $837 per day per vessel. In the same period of 2008, management fees amounted to $1.31 million, or $961 per day per vessel based on the daily rate per vessel of 630 Euros.  The decrease on a per day basis is due to the lower Euro exchange rate in the first three months of 2009 as compared to the same period of 2008 and lower management fees for the vessels laid-up.

Other general and administrative expenses. These are expenses we pay as part of our operation as a public company and include the fixed portion of our management agreement fees, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In the first three months of 2009, we had a total of $1.09 million of general and administrative expenses as compared to $1.04 million in same period of 2008, an increase of less that 5% that generally reflects a 3.5% inflation increase of the executive management fees we pay to Eurobulk and other miscellaneous differences.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. As of January 1, 2009, we use the direct expense method of accounting for such expenses as opposed to the deferral method that we employed previously.  In the first quarter of 2009, we had no vessels under going a drydocking. During the first quarter of 2008, we had two vessels undergoing drydocking for which we incurred $2.21 million of expenses.

Vessel depreciation. Vessel depreciation for the three month period ended March 31, 2009 was $4.50 million. Comparatively, vessel depreciation for the same period in 2008 amounted to $7.28 million. Vessel depreciation in the first three months of 2008 was higher compared to the same period of 2009 because the M/V Ioanna P and M/V Nikolaos P, which were sold in the first quarter of 2009 contributed about $2.02 million to the depreciation expenses of the first quarter of 2008 (they were not depreciated in 2009 as they were classified as “held for sale” as of December 31, 2008); and, due to the changes in estimates of the useful lives of our containerships (from 25 to 30 years based on their intended use and industry practice) and the decrease of the scrap price per ton (from $300 to $250 to better reflect changes in the scrap metal market), which reduced depreciation expense for the first quarter of 2009 by $1.61 million; partly offset by $0.86 million additional depreciation expenses for the three vessels purchased since March 31, 2008 (M/V Maersk Noumea, M/V Monica P and M/V Eleni P).

Interest and other financing costs. Interest and other financing costs for the three month period ended March 31, 2009 were $0.32 million. Comparatively, during the same period in 2008, interest and finance costs amounted to $1.02 million. The difference is due to the lower average LIBOR rate that we had fixed to pay on our debt in the first quarter of 2009 compared to the same period in 2008 and our lower level of debt outstanding. Specifically, the average LIBOR rate on our debt as of March 31, 2009 was approximately 0.7% compared to approximately 4.2% as of March 31, 2008; our average interest rate margin over LIBOR was approximately 1.2% as of March 31, 2009 compared to approximately 1.0% as of March 31, 2008,

Interest income. Interest income for the three month period ended March 31, 2009 was $0.47 million compared to $1.14 million for the same period of 2008. The difference is due to the lower cash reserves at the beginning of the period in 2009 as compared to the beginning of 2008 and the lower LIBOR rate prevailing during the first quarter of 2009.

Investments in Trading Securities and Foreign Exchange Gains or Losses. In the first three months of 2009, we had a $29,593 foreign exchange gain compared to a $21,826 foreign exchange loss in the same period of 2008. In 2009, we had an unrealized loss from investments in trading securities of $0.1 million, compared to an unrealized gain from investments in trading securities of $17,042 in 2008.  Our investments in trading securities produced $0.90 million in dividend income in the first quarter of 2008; we had no dividend income in the first quarter of 2009.

Derivatives gains (losses). In the first quarter of 2009, we had a gain of $2.1 million from an interest rate swap contract that we entered in July 2008 and a number of Freight Forward Agreement (“FFA”) contracts that we entered into in December of 2008 and during the first quarter of 2009. We had a realized gain of $52,629 and an unrealized gain of $7,620 from the interest rate swap and we had a realized gain of $0.16 million and an unrealized gain of $1.84 million from the FFA contracts.  We had no derivative contracts during the same period of 2008.

Net income. As a result of the above, net income for the three months ended on March 31, 2009 was $3.95 million compared to $13.65 million on an as adjusted basis for the same period in 2008, representing an decrease of 71.1%.

Cash Flows

As of March 31, 2009, we had a cash balance of $56.26 million, funds due from a related company of $1.40 million and restricted cash and cash in restricted retention or margin accounts of $8.63 million. Amounts due from such related company represent net disbursements and collections made by our fleet manager, Eurobulk, on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset. Amounts due from such related company mainly consist of advances to our fleet manager of funds to pay for all anticipated vessel expenses.  The amount of $1.40 million due from such related company as of March 31, 2009 therefore consists entirely of such deposits. Working capital is current assets minus current liabilities, including the current portion of long term debt. We had a working capital surplus of $45.87 million including the current portion of long term debt which was $12.75 million as of March 31, 2009. The $3.08 million dividend declared was paid as of March 31, 2009, except for $23,500 that was accrued and will be paid at the time the underlying restricted stock of incentive awards vest. We consider our liquidity sufficient for our operations.  We expect to finance all our working capital requirements from cash generated from operations and cash on our balance sheet.

Net cash from operating activities.
Our net cash from operating activities for the three months ended March 31, 2009 was $6.43 million. This represents the net amount of cash, after expenses, generated by chartering our vessels. Eurobulk, on our behalf, collects our chartering revenues and pays our chartering expenses. Net income for the period was $3.95 million, which was increased by $4.50 million of depreciation and decreased by $1.85 million of unrealized derivative gains, $0.24 million for amortization of fair value of charters and $2.64 million we had to put in a margin account for our FFA contracts amongst other adjustments. During the same period of 2008, net cash flow from operating activities was $22.75 million based on a contribution of net income of $13.65 million reduced by $2.11 million for amortization of fair value of charters and increased by $7.28 million of depreciation amongst other adjustments.

Net cash from investing activities.
In the first three months of 2009, we purchased two vessels for $34.67 million in addition to $1.82 million of deposits advanced in December 2008. We also sold two vessels for net proceeds of $5.98 million; also, we had approximately $0.99 million released from restricted accounts for total funds used in investment activities of $27.70 million. In the same period of 2008, we had no vessel purchases or sales, but we increased funds in our retention account by $0.85 million.  It is our strategy to expand and renew our fleet by pursuing selective acquisitions.  At the same time, we sell vessels in order to renew our fleet or take advantage of opportune market conditions.

Net cash used in financing activities.
In the first quarter of 2009, net cash provided by financing activities amounted to $3.68 million. These funds consisted primarily of $3.06 million of dividends paid, $3.20 million of loan repayments and $60,000 of loan initiation fees offset by $10.00 million of new loans drawn. In the same period of 2008, net cash used in financing activities amounted to $13.31 million. This is accounted for by the $9.13 million in dividend payments, $5.87 million of debt repayments partly offset by $1.80 million net proceeds of new shares issued.

Debt Financing
We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital. We drew one new loan of $10.00 million in the first quarter of 2009 to partly finance one of the vessels we purchased in the quarter, the M/V Monica P.

As of March 31, 2009, we had eight outstanding loans with a combined outstanding balance of $62.82 million. These loans have maturity dates between 2010 and 2015. Our long-term debt as of March 31, 2009 comprises bank loans granted to our vessel-owning subsidiaries.  A description of our loans as of March 31, 2009 is provided in Note 9 to our attached unaudited condensed consolidated financial statements. Over the next twelve months, we have scheduled repayments of approximately $12.75 million of the above debt. In April of 2009, we borrowed an additional loan of $10.00 million each to partially finance our acquisition of the M/V Eleni P.  We were in compliance with our loan agreement covenants as of December 31, 2008 and March 31, 2009.

We have partly hedged our interest rate exposure and entered into an interest rate swap agreement for a notional amount of $25 million which expires on July 14, 2013. Under this agreement we will receive each quarter interest on the notional amount based on the three month LIBOR rate and pay interest based on an interest rate of 3.99%.

Risk Factors

In addition to the risk factors set forth in our annual report on Form 20-F for the year ended December 31, 2008, you should note the following additional risk factors.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We enter into, among other things, charterparty agreements.  Such agreements subject us to counterparty risks.  The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses.  In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates.  As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts and there have been reports of charterers, including some of our charter counterparties, renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charter hire or attempt to renegotiate charter rates.  Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased charter rate levels.  If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flow, as well as our ability to pay dividends in the future and compliance with covenants in our credit facilities.

Investment in FFAs could result in losses and could cause significant volatility in our earnings.

We enter into FFAs to utilize them as economic hedges to reduce our exposure to changes in the rates earned by some of our vessels in the normal course of our business. If we take positions in FFAs and do not correctly anticipate rate movements or our assumptions regarding the relative relationships of certain vessels’ earnings and other factors relevant to the FFA markets are incorrect, we could suffer losses in settling or terminating our FFAs. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has caused, and could in the future cause significant volatility in earnings.

None of our FFAs qualify as cash flow hedges for accounting purposes and consequently we have to record the market variation of such positions every quarter in our income statement as a financial result. Therefore the mark to market losses or gains resulting from these transactions will affect our published results in the quarter in which they are reported, and introduce further volatility in our earnings and may affect the value of our shares.

In the future, certain FFAs may qualify as cash flow hedges for accounting purposes with the change in fair value of the effective portions being recorded in accumulated other comprehensive income (loss) as an unrealized profit or loss. The qualification of a cash flow hedge for accounting purposes may depend upon the employment of some of our vessels matching those taken into consideration when calculating the value of the FFAs we have entered into.

The fair market value of FFAs changes frequently and may have great volatility so the amounts recorded in our accounts (whether they qualify as cash flow hedges for accounting purposes or not) may not reflect correctly the fair value of those instruments at any other date than that as of which they were calculated.

Our loss (profit) or liability in respect of these instruments at any point in time may differ from the current amount recorded in our books.

You should also note the following risk factor which replaces the risk factor entitled “United States tax authorities could treat us as a “passive foreign investment company”, which could have adverse United States federal income tax consequences to United States holders” in our Annual Report on Form 20-F for the year ended December 31, 2008:

United States tax authorities could treat us as a “passive foreign investment company”, which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation.  We believe there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, we note that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders will face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our common stock.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Financial Statements
March 31, 2008 and 2009

Index to consolidated financial statements

Pages

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2008 and March 31, 2009	2

Unaudited Condensed Consolidated Statements of Income for the three month periods ended March 31, 2008 and 2009	3

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the three month period ended March 31, 2009	4

Unaudited Condensed Consolidated Statements of Cash Flows for the three month periods ended March 31, 2008 and 2009	5

Notes to the Unaudited Condensed Consolidated Financial Statements	7

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts, except share data, expressed in U.S. Dollars)
	Notes	December 31, 2008 (as adjusted Note 2)	March 31, 2009
Assets
Current assets
Cash and cash equivalents		73,851,191	56,264,911
Trade accounts receivable, net of allowance of $408,893 and $755,105		1,233,895	1,342,160
Other receivables		1,439,628	954,955
Due from related company	8	4,678,750	1,400,694
Inventories	3	2,011,973	2,128,570
Restricted cash	9, 13	2,181,264	2,658,647
Vessels held for sale	4	6,067,020	-
Trading securities		771,727	667,152
Derivatives	13	61,670	877,483
Prepaid expenses		241,102	360,995
Total current assets		92,538,220	66,655,567

Fixed assets
Vessels, net	4	231,963,606	263,951,442
Advances for vessel acquisitions		1,821,798	-
Long-term assets
Restricted cash	9, 13	4,800,000	5,974,250
Deferred charges, net	5	373,702	411,647
Derivatives	13	68,038	656,960
Fair value of above market time charter acquired	7	1,653,422	915,649
Total long-term assets		240,680,566	271,909,948
Total assets		333,218,786	338,565,515

Liabilities and shareholders’ equity
Current liabilities
Long-term debt, current portion	9	12,450,000	12,750,000
Trade accounts payable		2,283,488	2,545,245
Accrued expenses	6	1,206,466	1,250,421
Accrued dividends		116,750	140,250
Deferred revenues		4,533,601	3,038,277
Derivatives	13	827,210	1,067,188
Total current liabilities		21,417,515	20,791,381

Long-term liabilities
Long-term debt, net of current portion	9	43,565,000	50,065,000
Derivatives	13	2,700,028	2,015,242
Fair value of below market time charters acquired	7	8,704,811	7,729,172
Total long-term liabilities		54,969,839	59,809,414
Total liabilities		76,387,354	80,600,795

Commitments and contingencies	10	-	-

Shareholders’ equity
Common stock (par value $0.03, 100,000,000 shares authorized, 30, 575,611 and 30,575,611 issued and outstanding)		917,269	917,269
Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)		-	-
Additional paid-in capital		234,567,670	234,836,746
Retained earnings		21,346,493	22,210,705
Total shareholders’ equity		256,831,432	257,964,720
Total liabilities and shareholders’ equity		333,218,786	338,565,515
The accompanying notes are an integral part of these condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Income
(All amounts, except for share data, expressed in U.S. Dollars)

		Three Months ended
	Notes	March 31, 2008 (as adjusted Note 2)	March 31, 2009

Revenues
Voyage revenue		34,470,703	15,921,044
Commissions	8	(1,648,768)	(611,878)
Net revenue		32,821,935	15,309,166

Operating expenses
Voyage expenses		1,215,291	577,341
Vessel operating expenses		6,310,840	6,247,999
Drydocking expenses	2	2,217,808	-
Vessel depreciation	4	7,275,364	4,501,150
Management fees	8	1,311,180	1,182,756
Other general and administrative expenses		1,041,249	1,092,133
Charter termination fees		-	(103,577)
Total operating expenses		19,371,732	13,497,802

Operating income		13,450,203	1,811,364

Other income/(expenses)
Interest and other financing costs		(1,022,994)	(323,724)
Change in fair value of derivatives	13	-	2,063,884
Unrealized gain/(loss) on trading securities		17,042	(104,575)
Foreign exchange gain/(loss)		(21,826)	29,593
Interest income		1,136,797	468,730
Dividend income		90,151	-
Other income, net		199,170	2,133,908

Net income		13,649,373	3,945,272
Earnings per share - basic	11	0.45	0.13
Weighted average number of shares outstanding during the period, basic	11	30,321,553	30,575,611
Earnings per share - diluted	11	0.45	0.13
Weighted average number of shares outstanding during the period, diluted	11	30,379,994	30,602,510

The accompanying notes are an integral part of these condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the three month period ended March 31, 2009
(All amounts, except share data, expressed in U.S. Dollars)

	Comprehensive Income	Number of Shares	Common Stock Amount	Paid- in Capital	Retained Earnings	Total
Balance, December 31, 2008		30,575,611	917,269	234,567,670	28,744,133	264,229,072
Cumulative effect adjustment from change in accounting policy for drydockings					(7,397,640)	(7,397,640)
Balance, January 1, 2009 (as adjusted – Note 2)		30,575,611	917,269	234,567,670	21,346,493	256,831,432
Net income	3,945,272				3,945,272	3,945,272
Share-based compensation		-	-	269,076	-	269,076
Dividends (Dividends declared per common share $0.10)	-	-	-	-	(3,081,060)	(3,081,060)
Balance, March 31, 2009		30,575,611	917,269	234,836,746	22,210,705	257,964,720

The accompanying notes are an integral part of these condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
(All amounts expressed in U.S. Dollars)

	Three Months ended March 31,
	2008 (as adjusted Note 2)	2009
Cash flows from operating activities:
Net income	13,649,373	3,945,272
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels	7,275,364	4,501,150
Amortization of deferred charges	22,536	22,055
Amortization of fair value of time charters	(2,111,646)	(237,866)
Share-based compensation	367,740	269,076
Unrealized gain on derivatives	-	(1,849,543)
Purchase of trading securities	(265,182)	-
Unrealized (gain) loss on trading securities	(17,042)	104,575

Changes in operating assets and liabilities:
(Increase)/decrease in:
Trade accounts receivable	211,151	(108,265)
Cash deposit requirements for FFA contracts	-	(2,637,250)
Prepaid expenses	(118,032)	(119,893)
Other receivables	40,123	484,673
Inventories	89,447	(116,597)
Due from related company	2,903,151	3,278,056
Increase/(decrease) in:
Trade accounts payable	(452,493)	261,757
Accrued expenses	(643,701)	130,489
Deferred revenue	1,803,764	(1,495,324)
Net cash provided by operating activities	22,754,553	6,432,365

Cash flows from investing activities:
Purchase of vessel	-	(34,667,188)
Change in restricted cash	(854,029)	985,617
Proceeds from sale of a vessels	-	5,980,487
Net cash used in investing activities	(854,029)	(27,701,084)

Cash flows from financing activities:
Issuance of share capital	5,000	-
Net proceeds from shares issued	1,795,004	-
Dividends paid	(9,128,334)	(3,057,561)
Offering expenses paid	(110,340)	-
Loan arrangement fees paid	-	(60,000)
Proceeds from long-term debt	-	10,000,000
Repayment of long-term debts	(5,870,000)	(3,200,000)
Net cash provided by (used in) financing activities	(13,308,670)	3,682,439
(Condensed consolidated statements of cash flows continues in the next page)

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
(All amounts expressed in U.S. Dollars)

(Continued)

	Three Months ended March 31,
	2008 (as adjusted Note 2)	2009

Net increase in cash and cash equivalents	8,591,854	(17,586,280)
Cash and cash equivalents at beginning of the period	104,135,320	73,851,191
Cash and cash equivalents at end of the period	112,727,174	56,264,911

Cash paid for interest	1,285,710	391,447

The accompanying notes are an integral part of these condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2008 and 2009
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information

Euroseas Ltd. (the “Company”) was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship owning companies in existence at that time.

The operations of the vessels are managed by Eurobulk Ltd. (the “manager”), a corporation controlled by members of the Pittas family.  The Pittas family is the controlling shareholders of Friends Investment Company Inc. which owned 33.3% of the Company’s shares as of March 31, 2009.

The manager has an office in Greece located at 40 Ag. Konstantinou Ave, Maroussi, Athens, Greece. The manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in consideration for fixed and variable fees (see Note 8).

The Company is engaged in the ocean transportation of drybulk and containers through ownership and operation of drybulk and container carriers owned by the following ship-owning companies:

•
Searoute Maritime Ltd. incorporated in Cyprus on May 20, 1992, owner of the Cyprus flag 33,712 DWT bulk carrier motor vessel (M/V) “Ariel”, which was built in 1977 and acquired on March 5, 1993.  M/V “Ariel” was sold on February 22, 2007.

•
Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 DWT bulk carrier M/V “Nikolaos P”, which was built in 1984 and acquired on July 22, 1996. M/V “Nikolaos P” was sold in February 2009.

•
Oceanpride Shipping Ltd. incorporated in Cyprus on March 7, 1998, owner of the Cyprus flag 26,354 DWT bulk carrier M/V “John P”, which was built in 1981 and acquired on March 7, 1998.  M/V “John P” was sold on July 5, 2006.

•
Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 DWT bulk carrier M/V “Pantelis P”, which was built in 1981 and acquired on June 4, 1997.  M/V “Pantelis P” was sold on May 31, 2006.  On February 22, 2007, Alcinoe Shipping Ltd. acquired the 38,691 DWT Cyprus flag drybulk carrier M/V “Gregos”, which was built in 1984.  On June 13, 2007, M/V Gregos was transferred to Gregos Shipping Limited incorporated in the Marshall Islands and its flag was changed to the flag of the Marshall Islands.

•	Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 DWT container carrier M/V “Kuo Hsiung”, which was built in 1993 and acquired on May 13, 2002.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2008 and 2009
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information - continued

•
Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT container carrier M/V “Ninos” (previously named M/V “Quingdao I”) which was built in 1990 and acquired on February 16, 2001.

•
Diana Trading Ltd. incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 DWT bulk carrier M/V “Irini”, which was built in 1988 and acquired on October 15, 2002.

•
Salina Shipholding Corp., incorporated in the Marshall Islands on October 20, 2005, owner of the Marshall Islands flag 29,693 DWT container carrier M/V “Artemis”, which was built in 1987 and acquired on November 25, 2005.

•
Xenia International Corp., incorporated in the Marshall Islands on April 6, 2006, owner of the Marshall Islands flag 22,568 DWT / 950 TEU multipurpose M/V “Tasman Trader”, which was built in 1990 and acquired on April 27, 2006.

•
Prospero Maritime Inc., incorporated in the Marshall Islands on July 21, 2006, owner of the Marshall Islands flag 69,268 DWT drybulk M/V “Aristides N.P.”, which was built in 1993 and acquired on September 4, 2006.

•
Xingang Shipping Ltd., incorporated in Liberia on October 16, 2006, owner of the Liberian flag 23,596 DWT container carrier M/V “YM Xingang I” , which was built in February 1993 and acquired on November 15, 2006.

•
Manolis Shipping Ltd., incorporated in the Marshall Islands on March 16, 2007, owner of the Marshall Islands flag 20,346 DWT / 1,452 TEU container carrier M/V “Manolis P”, which was built in 1995 and acquired on April 12, 2007.

•
Eternity Shipping Company, incorporated in the Marshall Islands on May 17, 2007, owner of the Marshall Islands flag 30,007 DWT / 1,742 TEU container carrier M/V “Clan Gladiator”, which was built in 1992 and acquired on June 13, 2007. On May 9, 2008, M/V “Clan Gladiator” was renamed M/V “OEL Transworld”.

•
Emmentaly Business Inc., incorporated in Panama on July 4, 2007, owner of the Panamanian flag 33,667 DWT / 1,932 TEU container carrier M/V “Jonathan P”, which was built in 1990 and acquired on August 7, 2007. On April 16, 2008, M/V “Jonathan P” was renamed M/V “OEL Integrity”; on March 5, 2009, the vessel was renamed again M/V “Jonathan P” upon the expiration of its charter with OEL.

•
Pilory Associates Corp., incorporated in Panama on July 4, 2007, owner of the Panamanian flag 33,667 DWT / 1,932 TEU container carrier M/V “Despina P”, which was built in 1990 and acquired on August 13, 2007.

•
Tiger Navigation Corp., incorporated in Marshall Islands on August 29, 2007, owner of the Marshall Islands flag 31,627 DWT / 2,228 TEU container carrier M/V “Tiger Bridge”, which was built in 1990 and acquired on October 4, 2007.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2008 and 2009
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information - continued

•
Trust Navigation Corp., incorporated in Liberia on October 1, 2007, owner of the Liberian flag 64,873 DWT bulk carrier M/V “Ioanna P”, which was built in 1984 and acquired on November 1, 2007. M/V “Ioanna P” was sold in January 2009.

•
Noumea Shipping Ltd, incorporated in Liberia on May 14, 2008, owner of the Liberian flag 34,677 DWT / 2,556 TEU container vessel M/V “Maersk Noumea”, which was built in 2001 and acquired on May 22, 2008.

•	Saf-Concord Shipping Ltd., incorporated in Liberia on June 8, 2008, owner of the Liberian flag 46,667 DWT bulk carrier M/V “Monica P”, which was built in 1998 and acquired on January 19, 2009.

•	Eleni Shipping Ltd., incorporated in Liberia on February 11, 2009, owner of the Liberian flag 72,119 DWT bulk carrier M/V “Eleni P”, which was built in 1997 and acquired on March 6, 2009.

2.           Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three month period ended March 31, 2009 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2009.

The unaudited condensed consolidated financial statements as of and for the three month periods ended March 31, 2009 and 2008 should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 as filed with the SEC on Form 20-F.

A summary of the Company's significant accounting policies is identified in Note 2 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008. There have been no material changes to the Company’s significant accounting policies, except for accounting principle for drydocking costs and new accounting pronouncements as noted below.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2008 and 2009
(All amounts expressed in U.S. Dollars)

2.           Significant Accounting Policies - continued

New accounting pronouncements adopted in 2009:

i)  In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS No. 157").  SFAS No. 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The new standard provides a single definition of fair value, together with a framework for measuring it and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not require any new fair value measurements, it does change certain current practices. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.The effective date of SFAS No. 157 was delayed for all nonfinancial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year end entities. The Company adopted SFAS No. 157 for financial assets and liabilities for the fiscal year starting January 1, 2008 and its adoption did not have a material impact on its consolidated financial position results of operations or cash flows.  The Company has also adopted SFAS No. 157, as it relates to nonfinancial assets and liabilities, starting January 1, 2009 and its adoption did not have a material impact on its financial position, results of operations or cash flows.

ii)  In March 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“FASB No. 161”).  The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  We have adopted SFAS No. 161 and included the required disclosures.

iii)  On June 16, 2008, the FASB issued FSP EITF 03-6-1 “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). The FASB concluded that all unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP EITF 03-6-1 did not have an impact on our consolidated condensed financial statements as dividends are required to be returned to the entity if the employee forfeits the award.

Change in estimates

During the fourth quarter of 2008, the Company changed its estimates of the scrap price and useful life of its containerships to better reflect the present market environment, industry practice and intended use. The effect of these changes increased net income for the period ended March 31, 2009 by $1.6 million.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2008 and 2009
(All amounts expressed in U.S. Dollars)

2.           Significant Accounting Policies - continued

Change in accounting principle for drydocking costs
Beginning with the first quarter of 2009, the Company changed its accounting policy of drydocking costs from the deferral method, under which the Company amortized drydocking costs over the estimated period of benefit between drydockings, to the direct expense method, under which the Company expenses all drydocking costs as incurred. The Company believes that the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved in determining which costs and activities related to drydocking qualify for the deferral method. When the accounting principle was retrospectively applied, net income for the quarter ended March 31, 2008 decreased by $1.5 million.

The Company reflected this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections. The new accounting principle has been applied retrospectively to all periods presented.

Consolidated balance sheets
	December 31, 2008			March 31, 2009
	As originally reported under the deferral method	As adjusted under the direct expense method	Effect of change	As computed under the deferral method	As reported under the direct expense method	Effect of change
Increase (decrease)
Deferred charges	7,771,342	373,702	(7,397,640)	6,584,573	411,647	(6,172,926)
Total long-term assets	248,078,206	240,680,566	(7,397,640)	278,082,874	271,909,948	(6,172,926)
Total assets	340,616,426	333,218,786	(7,397,640)	344,738,441	338,565,515	(6,172,926)
Retained earnings	28,744,133	21,346,493	(7,397,640)	28,383,630	22,210,704	(6,172,926)
Total shareholders equity	264,229,072	256,831,432	(7,397,640)	264,137,646	257,964,720	(6,172,926)
Total liabilities and shareholders equity	340,616,426	333,218,786	(7,397,640)	344,738,441	338,565,515	(6,172,926)

Consolidated statements of income
	March 31, 2008			March 31, 2009
	As originally reported under the deferral method	As adjusted under the direct expense method	Effect of change	As computed under the deferral method	As reported under the direct expense method	Effect of change
Income (expense)
Drydocking expenses	-	2,217,808	2,217,808	-	-	-
Amortization of drydocking and special survey expense and vessel depreciation	7,969,697	7,275,364	(694,333)	5,725,864	4,501,150	(1,224,714)
Total operating expenses	17,848,257	19,371,732	1,523,475	14,722,516	13,497,802	(1,224,714)
Operating income	14,973,678	13,450,203	(1,523,475)	586,650	1,811,364	1,224,714
Net income	15,172,848	13,649,373	(1,523,475)	2,720,558	3,945,272	1,224,714
Earnings per share, basic and diluted	0.50	0.45	(0.05)	0.09	0.13	0.04

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2008 and 2009
(All amounts expressed in U.S. Dollars)

2.           Significant Accounting Policies - continued

Change in accounting principle for drydocking costs – continued

Consolidated statements of cash flow
	March 31, 2008			March 31, 2009
	As originally reported under the deferral method	As adjusted under the direct expense method	Effect of change	As computed under the deferral method	As reported under the direct expense method	Effect of change
Inflow (outflow)
Net income	15,172,848	13,649,373	(1,523,475)	1,720,558	3,945,272	1,224,714
Amortization of deferred charges	716,869	22,536	(694,333)	1,246,769	22,055	(1,224,714)
Increase/(decrease) in trade accounts payable	(752,493)	(452,493)	300,000	-	-	-
Drydocking expenses paid	(1,917,808)	-	1,917,808	-	-	-

3.	Inventories

This consisted of the following:

	December 31, 2008	March 31, 2009
Lubricants	1,410,063	1,470,061
Victualling	164,708	162,251
Bunkers	437,202	496,258
Total	2,011,973	2,128,570

4.	Vessels, net

The amounts in the accompanying condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2009	280,267,999	(48,304,393)	231,963,606
-Depreciation for the period		(4,501,150)	(4,501,150)
-Purchase of vessels	36,488,986	-	36,488,986
Balance, March 31, 2009	316,756,985	(52,805,543)	263,951,442

There were two vessels purchases in the three month period ended March 31, 2009, M/V Monica P and M/V Eleni P, for an aggregate price plus costs to make the vessels available for use of $36,488,986. Vessels M/V Nikolaos P and M/V Ioanna P which were classified as held for sale as of December 31, 2008 were sold during the quarter for aggregate net proceeds of $5,980,487.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2008 and 2009
(All amounts expressed in U.S. Dollars)

5.	Deferred Charges, net

This consisted of:

	March 31, 2008 (as adjusted Note 2)	March 31, 2009
Balance, beginning of the period	315,338	373,702
Additions	-	60,000
Amortization of loan arrangement fees	(22,536)	(22,055)
Balance, end of the period	292,802	411,647

For the three month period ended March 31, 2009, additions of $60,000 reflect loan fees for the loan drawn to finance the purchase of M/V “Monica P”.

6.           Accrued Expenses

The accrued expenses account consisted of:

	December 31, 2008	March 31, 2009

Accrued payroll expenses	262,370	236,105
Accrued interest	182,716	92,937
Accrued general and administrative expenses	48,000	299,248
Accrued commissions	204,531	241,660
Other accrued expenses	508,849	380,471
Total	1,206,466	1,250,421

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2008 and 2009
(All amounts expressed in U.S. Dollars)

7.	Fair Value of Above or Below Market Time Charters Acquired

M/V “Tasman Trader” was acquired on April 27, 2006 with an outstanding time charter terminating on December 17, 2008 with a charter rate of $8,850 per day.  The charter rate was below the market rates for equivalent time charter prevailing at the time the vessel was acquired.  The present values of the below the market charter was estimated by the Company at $1,237,072 and was recorded as a liability in the consolidated balance sheets.  Net voyage revenues included $116,856 and $0 as amortization of the below market rate charters for M/V “Tasman Trader” for the three month period ended March 31, 2008 and 2009, respectively.  The below market rate charter for M/V “Tasman Trader” was fully amortized by December 31, 2008.

M/V “YM Xingang I” was acquired on November 15, 2006 with an outstanding time charter terminating on July 21, 2009 with a charter rate of $26,650 per day.  This charter rate was above the market rates for equivalent time charters prevailing at the time.  The present value of the above the market charter was estimated by the Company at $7,923,480, and was recorded as an asset in the consolidated balance sheets.  Net voyage revenues included a reduction of $737,773 as amortization of the above market rate charter for M/V “YM Xingang I” for the three month periods ended March 31, 2008 and 2009, respectively. The remaining unamortized above market rate charter was $1,653,422 and $915,649 as of December 31, 2008 and March 31, 2009, respectively, and is recorded as a long term asset in the consolidated balance sheets. The remaining unamortized amount as of March 31, 2009 will be amortized in 2009.

M/V “Tiger Bridge” was acquired on October 4, 2007 with an outstanding time charter terminating on August 7, 2009 with a charter rate of $16,500 per day.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter was estimated by the Company at $2,263,924, and was recorded as a liability in the consolidated balance sheets.  Net voyage revenues included $306,503 as amortization of the below-market rate charter for M/V “Tiger Bridge” for the three month periods ended March 31, 2008 and 2009, respectively. The remaining unamortized below market rate charter was $738,965 and $432,462 as of December 31, 2008 and March 31, 2009, respectively and is recorded as a liability in the consolidated balance sheets. The remaining unamortized amount as of March 31, 2009 will be amortized in 2009.

M/V “Ioanna P” was acquired on November 1, 2007 with an outstanding time charter terminating on August 4, 2008 with a charter rate of $35,500 per day.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter was estimated by the Company at $7,441,558 and was recorded as a liability in the consolidated balance sheets.  Net voyage revenues included $2,426,060 and $0 as amortization of the below-market rate charter for M/V “Ioanna P” for the three month period ended March 31, 2008 and 2009, respectively. The below market rate charter for M/V “Ioanna P” was fully amortized by December 31, 2008.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2008 and 2009
(All amounts expressed in U.S. Dollars)

7.	Fair Value of Above or Below Market Time Charters Acquired - Continued

M/V “Maersk Noumea” was acquired on May 22, 2008 with an outstanding time charter terminating on August 2011 with a charter rate of $16,800 per day plus three one-year consecutive optional extensions at $18,735, $19,240 and $19,750 per day respectively.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter plus the optional periods was estimated by the Company at $9,597,438 and was recorded as a liability in the consolidated balance sheets.  Net voyage revenues included $0 and $669,136 as amortization of the below-market rate charter for M/V “Maersk Noumea” for the three month periods ended March 31, 2008 and 2009, respectively. The remaining unamortized below market rate charter was $7,965,846 and $7,296,710 as of December 31, 2008 and March 31, 2009, respectively. The remaining unamortized amount as of March 31, 2009 will be amortized as follows: $2,007,408 in 2009, $2,676,544 in 2010, $1,888,347 in 2011, $570,123 in 2012 and $154,279 in 2013.

8.	Related Party Transactions

The Company’s vessel owning companies are parties to management agreements with Eurobulk Ltd. (“Management Company”), which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 630 and Euro 655 per vessel in the three month period ended March 31, 2008 and 2009, respectively, under our Master Management Agreement (see below).  Vessel management fees paid to the Management Company amounted to $1,311,180 and $1,182,756 in the three month periods ended March 31, 2008 and 2009, respectively. These agreements were renewed on January 31, 2005 and amended in August and October 2006 with an initial term of five years and will automatically be extended after the initial term until terminated by the parties.  Termination is not effective until two months following notice having been delivered in writing by either party after the expiration of the initial five-year period. An annual adjustment of the management fee due to inflation as provided under the management agreement took effect on the annual anniversary of the agreement on January 1, 2009 increasing the management fee by Euro 25 per vessel per day to Euro 655.  The Company’s master management agreement with Eurobulk - effective as of October 1, 2006 and with an initial term of five years until September 30, 2011 – was amended and renewed for five years on February 7, 2008.

In addition to the vessel management services, Eurobulk provides us with management services for our needs as a public company. In the three month periods ended March 31, 2008 and 2009, compensation for such services to us as a public company was $275,000 and $288,750, respectively, incremental to the management fee.  The compensation for executive services is adjusted annually for inflation every January 1st.

Amounts due to or from related parties represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of December 31, 2008 and March 31, 2009, the amount due from related companies was $4,678,750 and $1,400,694, respectively. Based on the master management and ship-management agreements between Euroseas Ltd. and Euroseas’ shipowning subsidiaries and Eurobulk Ltd. an estimate of the quarter’s operating expenses, expected drydock expenses, vessel management fee and fee for management executive services is to be advanced in the beginning of quarter to Eurobulk Ltd.  For the fleet as of December 31, 2008 and March 31, 2009, this advance is estimated between $7,500,000 and $9,000,000 excluding any advances needed for drydock expenses and is paid in advance around the beginning of each quarter. Interest earned on funds deposited in related party accounts is credited to the account of the Company.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2008 and 2009
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - Continued

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., a company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues.  Commission expenses for the three month period ended March 31, 2009 of $62,490 were incurred for the sale of M/V “Nikolaos P” and M/V “Ioanna P”. There were no sales or purchases of vessels in same period in 2008. Commissions for chartering services were $381,378 and $193,890 in the three month period ended on March 31, 2008 and 2009, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc., and with a crewing agent More Maritime Agencies Inc. The shareholders’ percentage participation in these joint ventures was 78.7% and 78.7% in the three month period ended on March 31, 2008 and 2009, respectively.  Sentinel Maritime Services Inc. is paid a commission on premium not exceeding 5%; More Maritime Agencies Inc. is paid a fee of $50 per crew member per month. Total fees charged by Sentinel Marine Services Inc. and More Maritime Agencies Inc. the three month period ended on March 31, 2008 and 2009 were $40,096 and $42,770, respectively to More, and $35,270 and $42,216, respectively to Sentinel. These amounts are recorded in “Vessel operating expenses” under “Operating expenses”.

The Company authorized Eurotrade S.A., a company controlled by certain members of the Pittas family, to act on its behalf and enter into six FFA contracts in December 2008 using its existing FFA trading account arrangements with Royal Bank of Scotland (“RBS”), until the Company established its own separate FFA trading account. These six FFA contracts are for a total of 480 vessel-equivalent days for calendar year 2009 and 485 days for 2010 of a modern panamax size vessel. The Company collects the difference between the spot rate and the contract rate if the spot rate is lower or will pay it if it is higher. Settlement takes place monthly. As of March 31, 2009, there were 360 and 485 days, respectively for 2009 and 2010, of these six contracts that remained to be settled. The Company did not pay any fees to Eurotrade S.A. for its services.

As of January 1, 2009, the Company trades FFA contracts via its own trading account. During the three month period ended March 31, 2009, the Company entered into FFA contracts totaling  285 vessel-equivalent days for calendar year 2009 and 570 days for 2010 of a modern panamax size vessel for a total of 645 days for 2009 and 1055 for 2010.  Eurotrade S.A. acted as an agent of the Company for entering into these contracts. The Company did not pay any fees to Eurotrade S.A. for its services.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2008 and 2009
(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt

This consisted of bank loans of the ship-owning companies and is as follows:

Borrower		December 31, 2008	March 31, 2009
Alterwall Business Inc./ Allendale Investments S.A	(a)	5,500,000	5,050,000
Salina Shipholding Corp.	(b)	5,000,000	5,000,000
Xenia International Corp	(c)	5,600,000	5,335,000
Prospero Maritime Inc.	(d)	11,275,000	10,450,000
Xingang Shipping Ltd. / Alcinoe Shipping Ltd / Diana Shipping Limited	(e)	12,000,000	11,250,000
Manolis Shipping Ltd.	(f)	9,040,000	8,880,000
Trust Navigation Corp. / Tiger Navigation Co.	(g)	7,600,000	6,850,000
Saf-Concord Shipping Ltd.	(h)	-	10,000,000
		56,015,000	62,815,000
Less: Current portion		(12,450,000)	(12,750,000)
Long-term portion		$43,565,000	$50,065,000

The future annual loan repayments are as follows:

To March 31:
2010	12,750,000
2011	14,900,000
2012	8,955,000
2013	4,290,000
2014	16,240,000
Thereafter	5,680,000
Total	$62,815,000

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2008 and 2009
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(a)
Allendale Investments S.A. and Alterwall Business Inc. drew $20,000,000 on May 26, 2005 against a loan facility for which they are jointly and severally liable.  The loan is payable in twenty-four unequal consecutive quarterly installments of $1,500,000 each in the first year, $1,125,000 each in the second year, $775,000 each in the third year, $450,000 each in the fourth through sixth years and a balloon payment of $1,000,000 payable with the final installment due in May 2011.  The interest is based on LIBOR plus 1.25% per annum as long as the outstanding loan amount remains below 60% of the fair market value (FMV) of M/V “Ninos” and M/V “Kuo Hsiung” and plus 1.375% if the outstanding loan amount is above 60% of the FMV of such vessels.

(b)
This loan is a $15,500,000 loan drawn by Salina Shipholding Corp. on December 30, 2005.  The loan is payable in ten consecutive semi-annual installments consisting of six installments of $1,750,000 each and four installments of $650,000 each and a balloon payment of $2,400,000 payable with the final installment due in January 2011. The interest is based on LIBOR plus a margin that ranges between 0.9%-1.1%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over M/V “Artemis”, (ii) first assignment of earnings and insurance of M/V “Artemis”, (iii) a corporate guarantee of Euroseas Ltd., (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Salina Shipholding Corp. maintains with the bank, and (v) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company’s vessels throughout the life of the facility.

(c)
This loan is an $8,250,000 loan drawn by Xenia International Corp. on June 30, 2006.  The loan is payable in twenty three consecutive quarterly installments consisting of $265,000 each and a balloon payment of $2,155,000 payable with the final quarterly installment due in March 2012. The interest is based on LIBOR plus a margin of 0.95%. The loan is secured with the following: (i) first priority mortgage over M/V “Tasman Trader”, (ii) first assignment of earnings and insurance of M/V “Tasman Trader”, (iii) a corporate guarantee of Euroseas Ltd., and (iv) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company’s vessels throughout the life of the facility.

(d)
This loan is a $15,500,000 loan drawn by Prospero Maritime Inc. on September 4, 2006.  The loan is payable in fourteen consecutive semi-annual installments consisting of two installments of $1,200,000 each, one installment of $1,000,000 each and eleven installments of $825,000 each and a balloon payment of $3,025,000 payable with the final semi-annual installment due in September 2013. The interest is based on LIBOR plus a margin that ranges between 0.9%-0.95%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over M/V “Aristides N.P.”, (ii) first assignment of earnings and insurance of M/V “Aristides N.P.”, (iii) a corporate guarantee of Euroseas Ltd., (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Prospero Maritime Inc. maintains with the bank, and (v) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company’s vessels throughout the life of the facility.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2008 and 2009
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(e)
This loan is a $20,000,000 loan drawn by Xingang Shipping Ltd. on November 15, 2006; Alcinoe Shipping Ltd., owner of the M/V “Gregos”, became a guarantor to the loan in March 2007. Diana Shipping Ltd, owner of M/V “Irini” is a guarantor to this loan. The loan is payable in eight consecutive quarterly installments of $1.0 million each, the first of which is due in February 2007, followed by four consecutive quarterly installments of $750,000 each, followed by sixteen consecutive installments of $250,000 each and a balloon payment of $5.0 million payable with the final quarterly installment due in November 2013. The interest was based on LIBOR plus a margin of 0.935% initially; after Alcinoe Shipping Ltd. became a guarantor the rate became 0.90%. The loan is secured with the following: (i) first priority mortgage over M/V “YM Xingang I”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a third mortgage on M/V “Irini” also financed by the same bank.

(f)
This loan is a $10,000,000 loan drawn by Manolis Shipping Ltd. on June 11, 2007. The loan is payable in thirty-two consecutive quarterly installments of $160,000 each, the first of which is due in September 2007, plus a balloon payment of $4,880,000 payable with the final quarterly installment in June 2015. The interest is based on LIBOR plus a margin of 0.80% if the ratio of the outstanding loan to the vessel value is below 55%, otherwise the margin is 0.90%.  The loan is secured with the following: (i) first priority mortgage over M/V “Manolis P”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Manolis Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

(g)
This loan is a $15,000,000 loan drawn by Trust Navigation Corp. on November 1, 2007. In December 2008, vessel M/V “Tiger Bridge” owned by the Company’s wholly owned subsidiary, Tiger Navigation Corp., was added as collateral. The loan is payable in four consecutive quarterly installments of $1,850,000 each, the first of which is due in February 2008, followed by four consecutive quarterly installments of $750,000 each, followed by four consecutive quarterly installments of $550,000 each, plus a balloon payment of $2,400,000 payable with the final quarterly installment in November 2010. The interest is based on LIBOR plus a margin of 0.90%.  The loan is secured with the following: (i) first priority mortgage over M/V “Ioanna P”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Trust Navigation Corp. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2008 and 2009
(All amounts expressed in U.S. Dollars)

9.      Long-Term Debt - continued

(h)
This loan is a $10,000,000 loan drawn by Saf-Concord Shipping Ltd. on January 19, 2009. The loan is payable in twenty consecutive quarterly installments of $250,000 each, the first of which is due in April 2009, plus a balloon payment of $5,000,000 payable with the final quarterly installment in January 2014. The interest is based on LIBOR plus a margin of 2.50%. The loan is secured with the following: (i) first priority mortgage over M/V “Monica P”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Saf-Concord Shipping Ltd. Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

In addition to the terms specific to each loan described above, all the above loans are secured with one or more of the following:

•	first priority mortgage over the respective vessels on a joint and several basis.
•	first assignment of earnings and insurance.
•	a personal guarantee of one shareholder.
•	a corporate guarantee of Euroseas Ltd.
•	a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as minimum requirements regarding the hull ratio cover  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loans agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $6,981,264 and $5,995,647 as of December 31, 2008 and March 31, 2009, respectively, and are shown as “Restricted cash” under “Current Assets” and “Long-Term Assets” in the consolidated balance sheets. The Company is not in default of any of the foregoing covenants.

Interest expense for the three month periods ended March 31, 2008 and 2009 amounted to $1,000,458 and $301,668, respectively.  At March 31, 2009, LIBOR for the Company’s loans was on average approximately 0.7% and the average interest rate on our debt was approximately 1.9%.

Euroseas Ltd. and subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2008 and 2009
(All amounts expressed in U.S. Dollars)

10.	Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company’s business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

11.	Earnings Per Share

Basic and diluted earnings per common share are computed as follows:

	Three months ended, March 31, 2008 (as adjusted Note 2)	Three months ended, March 31, 2009
Income:
Net income	13,649,373	3,945,272
Basic earnings per share:
Weighted average common shares – Outstanding	30,321,553	30,575,611
Basic earnings per share	0.45	0.13
Effect of dilutive securities
Warrants	23,338	-
Incentive stock awards (Note 12)	35,103	26,899
Weighted average common shares – Outstanding	30,379,994	30,602,510
Diluted earnings per share	0.45	0.13

During the three month period ended March 31, 2008, 166,667 warrants were exercised for gross proceeds of $1,800,004. No warrants were exercised during the three month period ended March 31, 2009.  As of March 31, 2009, the Company has outstanding warrants that entitle their holders to purchase 144,913 shares of common stock at an exercise price of $10.80 per share. The exercise price of outstanding 144,913 warrants was above the average market price of the Company’s shares during the three month period ended March 31, 2009. Consequently, the Company’s warrants were anti-dilutive and not included in the computation of diluted earnings per share for the three month period ended March 31, 2009.

Euroseas Ltd. and subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2008 and 2009
(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan

As of March 31, 2009, there were 235,000 unvested restricted shares awarded the Company’s 2007 Stock Incentive Plan (the ”Plan”) of which 147,500 shares correspond to awards to directors and officers of the Company and 87,500 shares to employees of Eurobulk. The shares are to vest on the following schedule: 75,000 shares on August 7, 2009 and 80,000 shares each on November 16, 2009 and 2010, respectively.

All unvested restricted shares are conditional upon the grantee’s continued service as an employee of the Company, Eurobulk or as a director until the applicable vesting date. The grantee does not have the right to vote such unvested restricted shares until they vest or exercise any right as a shareholder of these shares, however, the unvested shares will accrue dividends as declared and paid which will be retained by the Company until the shares vest at which time they are payable to the grantee (accrued dividends are forfeited if shares do not vest). As of December 31, 2008 and March 31, 2009 the unvested restricted shares accrued dividends of $116,750 and $140,250, respectively. As unvested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

The Company estimates the forfeitures of unvested restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

The compensation cost that has been charged against income for those plans was $367,740 and $269,076 for the three month periods ended March 31, 2008 and 2009, respectively. The Company has used the straight-line method to recognize the cost of the awards.

A summary of the status of the Company’s unvested shares as of March 31, 2009, and changes during the years ended December 31, 2006, 2007 and 2008, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested at December 31, 2008	235,000	$1,465,000
Granted	-	-
Vested	-	-
Forfeited	-	-
Unvested at March 31, 2009	235,000	$1,465,000

As of March 31, 2009, there was $794,714 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Plan based on the closing stock price of $3.85 on March 31, 2009 used for the valuation of the shares awarded to non-employees. That cost is expected to be recognized over a weighted-average period of 0.518 years.

Euroseas Ltd. and subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2008 and 2009
(All amounts expressed in U.S. Dollars)

13.           Derivative Financial Instruments

The gains for the period ended December 31, 2008 arose from an interest rate swap entered into in July 2008 and FFA contracts that did not meet the criteria for hedge accounting treatment.  There were no derivative financial instruments for the three month period ended March 31, 2008.

Effective July 14, 2008, the Company entered into an interest rate swap with EFG Eurobank – Ergasias S.A. (“Eurobank”) on a notional amount of $25.0 million in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, Eurobank makes a quarterly payment to the Company based on 3-month LIBOR less 3.99% on the relevant amount if the 3-month LIBOR is greater than 3.99%. If 3-month LIBOR is less than 3.99%, Eurobank receives an amount from the Company based on 3.99% less the 3-month LIBOR for the relevant amount.  If LIBOR is equal to 3.99% no amount is due or payable to the Company. The swap is effective from July 14, 2008 to July 14, 2013. The interest rate swap did not qualify for hedge accounting as of December 31, 2008.

Since December 2008, the Company sold FFA contracts on the Baltic Panamax Index (“BPI”) for Calendar Year 2009 and 2010 totaling 765 and 1,055 days, respectively, at an average time charter equivalent date of approximately $12,150 and $12,800 per day, respectively in order to hedge its vessels employed in the spot market which is highly correlated with the BPI.  The contracts are settled on a monthly basis using the average of the BPI for the days of the month the BPI is published.  The Company will receive a payment if the average BPI for the month is below the contract rate equal to the difference of the contract rate less the average BPI for the month times the number of contract days sold (for example, January 2009 was settled based on 40 days as 40 of the 480 days sold by the Company referred to January 2009); if the average BPI for the month is greater than the contract rate the Company will make a payment equal to the difference of the average BPI for the month less the contract rate times the number of contract days sold. The Company has received $161,712 from settlements of FFA contracts during the three month period ended March 31, 2009.  The FFA contract did not qualify for hedge accounting as of December 31, 2008 or March 31, 2009.

Minimum cash security deposit requirements for the FFA contracts of $1,463,000 and $1,174,250, respectively are shown as “Restricted cash” under “Current Assets” and “Long-Term Assets” in the consolidated balance sheets as of March 31, 2009. There were no mark-to-market margin requirements. There was no margin as of December 31, 2008.

Under SFAS 133, the Company marks to market the fair market value of the interest rate swaps and FFA contracts at the end of every period and reflects the resulting unrealized gains (losses) during the period in "Change of fair value of derivatives" on its consolidated condensed statement of income as well as presenting the fair value at the end of each period in the balance sheet. Information on the location and amounts of derivative fair values in the condensed consolidated balance sheets and derivative gains (losses) in the condensed consolidated income statements are shown below:

Euroseas Ltd. and subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2008 and 2009
(All amounts expressed in U.S. Dollars)

13.           Derivative Financial Instruments - continued

Derivatives not designated as hedging instruments under Statement 133	Balance Sheet Location	December 31, 2008	March 31, 2009
FFA contracts	Current assets - Derivatives	61,670	877,483
FFA contracts	Long-tem assets - Derivatives	68,038	656,960
Total derivative assets		129,708	1,534,443

FFA contracts	Current liabilities - Derivatives	355,651	351,259
Interest rate contracts	Current liabilities - Derivatives	471,559	715,929
Total derivative current liabilities		827,210	1,067,188
FFA contracts	Long-term liabilities - Derivatives	990,140	557,344
Interest rate contracts	Long-term liabilities - Derivatives	1,709,888	1,457,898
Total derivative long-term liabilities		2,700,028	2,015,242
Total derivative liabilities		3,527,238	3,082,430

Derivatives not designated as hedging instruments under Statement 133	Location of gain (loss) recognized	Three Months Ended March 31, 2008	Three Months Ended March 31, 2009
FFA contracts – Fair value	Change in fair value of derivatives	-	1,841,924
FFA contracts - Realized gain	Change in fair value of derivatives	-	161,712
Interest rate – Fair value	Change in fair value of derivatives	-	7,620
Interest rate contracts - Realized gain	Change in fair value of derivatives	-	52,628
Total gain on derivatives		-	2,063,884

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

13.           Derivative Financial Instruments - continued

Fair value of financial instruments

The carrying values of cash, trading securities, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair value of long term bank loans bearing interest at variable interest rates approximates the recorded values. Additionally, the Company considers the creditworthiness when determining the fair value of the credit facilities. The carrying value approximates the fair market value of the floating rate loans. The fair value of the Company’s interest rate swaps was the estimated amount the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counter parties. The fair value of trading securities and FFA contracts is based on the closing price on the last day of the reporting period.

The Company follows SFAS No. 157, which requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company’s investments in trading securities and FFA contracts are determined based on quoted prices in active markets and therefore are considered Level 1 of the fair value hierarchy as defined in SFAS No. 157.  The Company’s interest rate swap agreements are based on LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in SFAS No. 157 are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. As of March 31, 2009 no fair value measurements for assets or liabilities under Level 3 were recognized in the Company’s consolidated financial statements.

	Fair Value Measurement at Reporting Date Using
	Total, March 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Trading securities	$667,152	$667,152	-	-
FFA contracts, current and long-term portion	$1,534,443	$1,534,443		-
Liabilities
Interest rate swaps, current and long-term portion	$2,173,827	-	$2,173,827	-
FFA contracts, current and long-term portion	$908,602	$908,602	-	-

Euroseas Ltd. and subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2008 and 2009
(All amounts expressed in U.S. Dollars)

14.           Subsequent Events

a)
On May 7, 2009, the Board of Directors declared a cash dividend of $0.10 per Euroseas Ltd. common share.  Such cash dividend will be paid on or about June 17, 2009 to the holders of record of Euroseas Ltd. common shares as of the close of business on June 5, 2009.

b)
Eleni Shipping Ltd, a subsidiary of the Company, on April 30, 2009 drew a loan of $10 million to partly finance the purchase of M/V “Eleni P” originally financed with cash reserves from its balance sheet. The loan is payable in 10 consecutive semiannual installments, two in the amount of $100,000, two in the amount of $400,000, two in the amount of $600,000 and four in the amount of $800,000, with a $4.6 million balloon payment to be paid together with the last installment. The margin of the loan is 2.50% above LIBOR for the $5.4 million repaid throughout the 5 years and 2.70% above LIBOR for the amount of the balloon payment.

c)
On May 18, 2009, we entered into a Shareholders Rights Agreement with American Stock Transfer and Trust Company, LLC, as rights agent, pursuant to which a dividend was declared of one preferred share purchase right, or a Right, to purchase one one-thousandth of the Company’s Series A Participating Preferred Stock for each outstanding share of our common stock.  Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $26.00, subject to adjustment.  Rights under the Shareholder Rights Agreement are to be issued to shareholders of record as of the close of business on May 27, 2009, and together with all subsequent issued shares of common stock at the time of issuance.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.
(registrant)

Dated: June 3, 2009	By:	/s/ Aristides J. Pittas
Aristides J. Pittas President